FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly Results for the period January-September 2010	2

Results January-September / 2010

Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

Solid execution, delivering on 2010 priorities GROUP FINANCIALS Sustained acceleration of organic revenue growth vs. H1 10 driven by: Strong commercial push Continued strength in mobile data revenue growth Strong profitability: Contained margin erosion despite higher commercial costs on rapid customer growth Benefits from our integrated business model and scale Solid OpCF generation with sound financial position Full year and mid-term outlook confirmed: Improving revenue and OIBDA y-o-y growth under guidance criteria in 9M 10 €2.10 EPS in 2010 Growing DPS reiterated (2010: €1.40; 2012: minimum of €1.75) DPS minimum target of 2012: Dividend targeted under current guidance hypothesis. 2

GROUP FINANCIALS

Sustained earnings momentum fuelled by diversification

€ in millions	Jan-Sep 2010	Chg 9M 10/9M 09	Organic chg 9M 10/9M 09
Revenues	44,280	+6.0%	+2.5%
Operating Income before D&A (OIBDA)	20,368	+22.5%	-2.3%
OIBDA Margin	46.0%	+6.2 p.p.	-1.9 p.p.
Operating Income (OI)	13,624	+36.8%	+0.1%
Net income	8,835	+65.6%	
OpCF (OIBDA-CapEx)	13,127	+7.1%	-5.2%

	Group Contribution by regions		
9M 10	Rev	OIBDA Ex-capital gain VIVO (IFRS 3 Revised)	OpCF Ex-spectrum and VIVO's capital gain
T. España	32%	40%	46%
T. Latam	42%	42%	41%
T. Europe	25%	18%	15%
	67%	60%	56%

- Positive impact in OIBDA in Q3 10 from the revaluation[1] of our pre-existing stake in Vivo
- Positive effect of forex across the P&L despite Venezuelan Bolivar devaluation
- 9M 10 CapEx includes spectrum acquisition in Germany (Q2 10) and Mexico (Q3 10)

[1] IFRS 3 Revised–Business combinations

Organic growth assumes constant exchange rates as of 9M 09 (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009, and Manx Telecom in July-September 2009 and includes Tuenti (August-September 2009). OIBDA and OI figures do not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal and in the third quarter from the revaluation of our pre-existing stake in VIVO. CapEx excludes the spectrum acquisition in Germany in Q2 10 and in Mexico in Q3 10. Figures exclude hyperinflationary accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefónica

3

Robust bottom line 4 GROUP FINANCIALS Revaluation of stake in Vivo (IFRS 3 Revised): € 3.8 Bn Restructuring costs in Germany: € 202 m 9M 10 EPS €1.95 vs. €1.17 in 9M 09 January-September 2010 € in millions (% change y-o-y) € -321 m tax effect related to the revaluation of stake in Vivo 20,368 -6,744 (+1.2%) D&A OIBDA +22.5% 68 (+43.6%) -1,974 (-13.2%) -2,730 +19.2% -153 +37.8% 13,624 8,835 OI Associates Financial expenses Taxes Minorities Net Income +36.8% +65.6% € -191 m due to difference in market value of BBVA stake

Sound commercial performance across the board Organic figures and growth: exclude Medi Telecom customers in 2009, HanseNet in 2010 and Manx Telecom both in 2009 and 2010. Cumulative net adds also exclude the disconnection of inactive customers made in the second quarter of 2010. 5 GROUP FINANCIALS Healthy gross adds to September up 15.3% y-o-y despite commercial push in Spain from Q3 09 Continued churn contention at 2.3% in 9M 10 (flat y-o-y) Robust organic net adds at 13.5 m, up 71.5% vs. 9M 09 Focus on contract, driving 58% of organic mobile net adds in 9M 10 (64% in Q3 10), to 31% of the base Outstanding MBB increase on rapid adoption of smartphones Sustained momentum in FBB: Q3 10 organic net adds 2.4x Q3 09 Improved trends in fixed line in all regions, halving net line losses (-54.5% y-o-y organic in Q3 10) Customer growth: exploiting growth levers Sep-10 y-o-y organic growth Mobile MBB FBB Pay TV Fixed accesses -4.1% 215 m 67 m 19 m 17 m 41 m 3 m 9.2% 15.9% Contract 73.4% 10.7% 7.0% Total Accesses: 282 m (+7.1% organic y-o-y) Accesses

Strong sales, ramp up in growth rates 6 Organic revenue (y-o-y growth) Reported revenue (y-o-y growth) Reported revenue (y-o-y growth) Contribution to organic revenue growth (9M 10) FY 09 Q1 10 9M 09 H1 10 9M 10 1.4% 1.5% 2.4% 3.3% 0.1% 0.2% 0.9% 2.0% 2.5% 3.7% Ex-MTRs +2.7 p.p. +0.9 p.p. -1.4 p.p. T. Espana T. Europe T. Latam +2.5% TEF Group +0.3 p.p. Others & Eliminations Positive effect from forex and changes in the perimeter of consolidation Reaping the benefits of customer growth T. Espana T. Latam T. Europe -5.7% +4.2% +7.4% H1 10 -4.5% +10.2% +10.8% Q1 10 9M 10 -4.2% +11.8% +10.7% Enhanced growth across all regions along the year Organic growth assumes constant exchange rates as of 9M 09 (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009, and Manx Telecom in July-September 2009 and includes Tuenti (August-September 2009). Figures exclude hyperinflationary accounting in Venezuela in both years. GROUP FINANCIALS 5.4% FY 09 Q1 10 9M 10 -2.1% 1.7% H1 10 6.0% Q3 10 7.3%

GROUP FINANCIALS

Booming mobile data revenue on increased MBB adoption

MBB penetration


Sep-09
Sep-10
• 14% in Venezuela
• 6% in Chile
• 5% in Brazil
5%
9%
2%
4%
9%
18%
14%
19%
T. Group
T. Latam
T. España
T. Europe

Total mobile data revenue/MSR


23%
26%
9M 09
9M 10
• Total mobile data revenue: +21.2%
• Non P2P SMS data revenue: +35.8%
9M 10 y-o-y growth ex-fx

- **Rapid adoption of MBB,** boosted by growing penetration of smartphones and high-end devices
- **Strong commercial push across markets**
- **Attractive commercial offers to monetize the growth opportunity through segmentation/tiered pricing** based on offers with data control
- **Enlarging portfolio of devices** through collaboration with suppliers & new operating systems to further boost MBB revenues

MBB penetration: Active MBB users in the last 3 months over total mobile customers.
Aggregate figures for Group mobile service revenue, mobile data revenue and non P2P SMS data revenue.

Telefónica, S.A
Investor Relations

Telefonica

7

GROUP FINANCIALS

Healthy profitability driven by costs discipline & scale benefits

OpEx

Organic y-o-y growth


+6.1%
9M 10

~2/3 of OpEx growth driven by commercial and network costs

- **Lower interconnection expenses** (-0.3% y-o-y organic) on MTRs cuts
- **Higher commercial costs** (+8.3% y-o-y organic) on increased volumes, focus on contract and retention
- **Growth** in other expenses mainly driven by **network costs in T. Latam**
- Non recurrent impact from restructuring in Germany

OIBDA

Organic y-o-y growth


9M 10
-1.8% ex MTRs
-2.3%

Regulatory and non recurrent effects drag 2.8 p.p.

- **Continued progress in organic OIBDA annual decline, in line with Company forecasted trends** (-1.1% in 9M 10 excluding personnel restructuring in Germany vs. -2.3% in H1 10)
- **Reaping the benefits from revenue rebound**
- **Further benefits from Group integrated management model & scale** (€ 153 m in OIBDA from centralization of processes)

OIBDA margin


37.4%
-1.9 p.p. y-o-y organic
9M 10

→ Ex revaluation of stake in Vivo

- **Stable consolidated OIBDA margin vs. H1 10** driven by sequential improvement in revenue trends and cost discipline
- **Contained margin erosion y-o-y** despite push in commercial activity. Lower y-o-y decline in 9M vs. H1 ex restructuring in Germany

Organic growth assumes constant exchange rates as of 9M 09 (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009, and Manx Telecom in July-September 2009 and includes Tuenti (August-September 2009). OIBDA and OI figures do not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal and in the third quarter from the revaluation of our pre-existing stake in VIVO. Figures exclude hyperinflationary accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefonica

8

GROUP FINANCIALS

High cash flow generation despite increased CapEx

Operating Cash Flow (OIBDA-CapEx)

€ in millions


y-o-y growth
13,127
+7.1%
Reported
(3,797)
1,379
1,010
11,720
-5.2%
Organic
9M 10 Reported
Revaluation of stake in Vivo (Q3 10)
Acquisition of spectrum in Germany (Q2 10)
Acquisition of spectrum in Mexico (Q3 10)
9M 10 Ex spectrum and VIVO capital gain

Solid underlying growth at T. Latam and T. Europe offset by lower contribution from T. España and restructuring costs in Germany

- **Investing for future growth:**
  - CapEx focus in growth & transformation (76% of total in 9M10)
  - Organic CapEx up 5.9% y-o-y in 9M 10

Organic growth assumes constant exchange rates as of 9M 09 (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009, and Manx Telecom in July-September 2009 and includes Tuenti (August-September 2009). OIBDA figure does not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal and in the third quarter from the revaluation of our pre-existing stake in VIVO. CapEx excludes the spectrum acquisition in Germany in Q2 10 and in Mexico in Q3 10. Figures exclude hyperinflationary accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations
Telefonica
9

2010 guidance confirmed OIBDA CapEx €4,646 m 9M 10 Revenue 9M 10/9M 09 -0.2% 9M 10/9M 09 2010 GUIDANCE +1%/+3% 2010 GUIDANCE €7,450/7,650 m 2010 GUIDANCE +1%/+4% +3.9% ? ? 2009 adjusted figures for guidance exclude Telyco Marruecos results in T. Espana, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes the consolidation of HanseNet and Jajah in T. Europe. In terms of guidance calculation, OIBDA exclude write-offs and exclude the capital gain from the revaluation of our pre-existing stake in VIVO and the restructuring in T. 02 Germany. Group CapEx also excludes Real Estate Efficiency Program of T. Espana and spectrum licenses. 10 ? Ramp up in commercial activity from Q3 09 Easier y-o-y comps in Telesp and Colombia wireline operation OIBDA growth to accelerate in Q4 as: 2010 EPS target confirmed (€ 2.1) GROUP FINANCIALS

T. Espana: Gradual improvement continues y-o-y TELEFONICA ESPANA Comparable terms for 9M 10 y-o-y change include Tuenti in the period Aug-Sept 2009 and exclude the following effects: USO in Q1 09 and Q3 10, real estate capital gains in Q1 09 and Q3 09, Telyco Morocco in Q1 09 , Q2 09 and Q3 09, TV Tax in Q1 10 , Q2 10 and Q3 10, revision of the estimates in Q2 09 for the personnel commitments provided for in prior periods to 2009, bad debt recovery in Q3 10, application sales in Q3 09 and Q3 10. Previous quarters year-on-year comparable changes published in Company^s press releases. 11 9M 10 y-o-y OIBDA evolution impacted by higher commercial activity, partially offset by cost discipline (-1.2% y-o-y) Sustained benchmark profitability Contained y-o-y margin erosion in a very competitive market, driven by further efficiencies Revenues (comparable y-o-y change) -5.7% -6.9% -6.6% Q1 Q2 Q3 -6.4% 9M +1.8 p.p. 2009 2010 Gap y-o-y variation -3.9% -2.9% -4.6% -3.8% +4.0 p.p. +2.0 p.p. +2.6 p.p. Sustained slowdown in top line y-o- y decline compared with 2009 Q3 10 performance impacted by weaker consumption in a difficult trading environment OIBDA (comparable y-o-y change) -5.0% -8.9% -10.5% Q1 Q2 Q3 -8.2% 9M -2.9 p.p. -7.9% -3.7% -5.9% -5.8% +5.2 p.p. +4.6 p.p. +2.3 p.p. 2009 2010 Gap y-o-y variation OIBDA margin (comparable; y-o-y change) 47.7% H1 10 47.3% Q1 10 -1.2 p.p. y-o-y 9M 10 47.8% -2.1 p.p. y-o-y -1.0 p.p. y-o-y

TELEFÓNICA ESPAÑA

Continued strength in contract and MBB


Wireless service revenues (comparable y-o-y)
Q1
Q2
Q3
9M
-3.5%
-2.6%
-3.8%
-3.3%
-7.3%
-7.1%
-8.1%
-5.7%
-8.0%
-7.0%
-8.1%
-6.6%
+0.2 p.p.
+2.4 p.p.
+1.0 p.p.
+1.5 p.p.
2009
2010
2010 Ex-MTR
Gap y-o-y variation


Wireless contract customers
16.1 m
+7.3%
Sep-10
Customer y-o-y growth
253
318
+26%
441
767
x 1.7
Q2 10
Q3 10
9M 09
9M 10
Net adds (000)


Data and Mobile Broadband
Q3 10
9M 10
y-o-y
68%
66%
+6 p.p.
+6 p.p.
% non P2P SMS rev. /data revenues
Q3 10 (y-o-y)
9M 10 (y-o-y)
+49.8%
+58.7%
Connectivity Revenues
x 2 y-o-y
>4.3
2.9
Monthly data flat rates
MBB Sep -10

Leading the market with the highest gap between access and revenue share:

- Net adds boosted by contract gross adds (+29.5% y-o-y) and benchmark churn rate in the market (q-o-q reduction)
- Contract accounting for 67% of total base with stable churn at 1.4%
- Difficult trading conditions & different summer promotions impacting traffic (-3.0% y-o-y) and outgoing voice ARPM (-2.3% y-o-y) in Q3 10
- Enhanced data revenue trends, boosted by wireless connectivity revenues offsetting lower premium SMS due to regulation
- Further MBB adoption, doubling customer base

Comparable terms include Tuenti in the period Aug-Sept 2009 and exclude the application sales in Q3 09 and Q3 10.
MBB accesses include: Monthly and daily wireless data flat rates.

Telefónica, S.A
Investor Relations

Telefonica 12

Enhanced commercial activity across portfolio Comparable terms exclude the following effects: USO in Q1 09 and Q3 10, application sales in Q3 10 and Telyco Morocco in Q1 09, Q2 09 and Q3 09. Total fixed accesses include: Retail wireline telephony accesses, wholesale line rental, fully unbundled loops and naked wholesale ADSL. Pay TV 13 Market share ~19%E Net adds (000) Customer y-o-y growth 9M 09 0.8 m Sep-10 +18.2% Q2 10 15 Q3 10 26 42 x 1.7 70 9M 10 Wireline line losses ('000) -278 Q3 10 Q1 10 -14% -259 Q2 10 ~90% -179 -18% -14% Wholesale net adds/fixed line losses y-o-y 9M 10 -15% -715 Top line evolution in Q3 10 impacted by weaker traffic & lower contribution from subsidiaries amid challenging trading conditions Sustained leadership in FBB on the back of premium quality offer and best-in class churn (y-o-y decline): Share of net adds in Q3 10 increased to its best level since Q3 09 at 36% ARPU erosion (-8.0% y-o-y up in 9M 10) in a very competitive market Further y-o-y reduction in retail line losses on improved value offering, despite lowest wholesale ULL prices in Europe Stabilization of total wireline accesses (-0.6% y-o-y ) as wholesale net adds offset nearly 90% of retail line losses Strengthened competitive position in Pay TV driving ARPU and churn improvement Wireline revenues (comparable y-o-y) FBB Q3 10 Data & IT Subsidiaries Voice & Access -5.6% Internet & BB Contribution to y-o-y variation +1.0 p.p. -5.6 p.p. -0.4 p.p. -0.6 p.p. % Data & IT rev./total % Internet & BB rev./total 15% 25% 40% 17% 26% 43% +2 p.p. +1 p.p. +3 p.p. 9M 09 9M 10 9M 09 Q2 10 42 Q3 10 52 +24% 177 +10% 195 9M 10 Net adds market share (E) Q2 10 Q4 09 22% Q1 10 35% 24% 36% Q3 10 Market share ~54%E TELEFONICA ESPANA x 1.7 Net adds (000)

TELEFÓNICA LATAM

T.Latam: Revenue and OIBDA growth acceleration

Accesses growth
(y-o-y growth)


+6.5%
+8.1%
+9.5%
+9.4%
3.7m net adds
3.8m net adds
3.1m net adds
Dec-09
Mar-10
Jun-10
Sep-10

- **Sustaining positive trends from previous quarter:**
  - 179.2 m accesses
  - 10.6 m net adds in 9M 10: 1.9x y-o-y
  - Churn contention across services

Revenue
(Organic y-o-y growth)


+5.3%
+5.4%
+6.2%
+6.9%
FY 09
Q1 10
H1 10
9M 10

- **Ramp up in organic revenue growth (+0.7 p.p. vs H1 10):**
  - Continued acceleration for 3rd consecutive quarter
  - Double digit growth in mobile service and Internet & Pay TV revenue
  - Revenue acceleration in businesses accounting for more than 70% of sales

OIBDA
(Organic y-o-y growth)


+3.4%
+3.9%
+4.8%
36.5%
37.2%
38.1%
Q1 10
H1 10
9M10

OIBDA margin

- **Sequential organic OIBDA improvement (+0.9 p.p. vs. H1 10), ahead of revenue acceleration**
- **Limited organic OIBDA margin y-o-y erosion** (-0.8 p.p. in 9M 10) despite higher commercial activity and lower profitability in Venezuela
- **Growing OpCF in euro terms y-o-y despite the Bolivar's devaluation**

Organic growth assumes constant exchange rates as of 9M09 (average fx) and excludes hyperinflation accounting in Venezuela in both years. OIBDA and OIBDA margin excludes the positive impact in Q3 10 exclude the capital gain from the revaluation of our pre-existing stake in VIVO.
OpCF excludes the spectrum acquisition in Mexico.

Telefónica, S.A
Investor Relations
Telefonica 14

Wireless: growth in voice & data fuel double digit top line y-o-y change Contract net adds/total TELEFONICA LATAM 15 Organic growth assume constant exchange rates and excludes hyperinflation accounting in both years. Gross adds up 20.6% y-o-y in 9M 10 (+34.5% in contract) Flat churn at 2.5% in 9M 10, down in contract Intensified focus on contract: +4.7 p.p. vs. Jun-10 growth rate, leveraging migrations (~2.5 m net) Stable ARPU y-o-y despite fast accesses growth Positive outgoing ARPU driven by strong traffic and data 60% of Q3 10 net adds on contract (17% in Q3 09) 20% of the base on contract (+2.5 p.p. y-o-y) Sustained top line across all services +5.7 p.p. organic y-o-y ramp up in data/service revenues to >21% Revenue growth (9M 10 y-o-y organic change) ARPU & Traffic (9M 10 y-o-y organic change) Mobile KPIs 9M 09 -67% 5.9 9M 10 10.1 x1.7 MBB Total Contract +12.0% +28.0% x2.1 >4% of customer base Accesses growth (Sep-10 y- o-y) Net adds (in million) 21% 53% ARPU +2.8% -0.4% Outgoing ARPU +28% Traffic Data Total Service 48.2% 10.3% 12.5%

Wireline: Strong commercial performance Latam Retail FBB y-o-y growth Strong growth ramp up in FBB (+5 p.p. vs. Jun-10 growth rate): Q3 10 net adds, exceeding 9M 09 volume Lower churn across countries BB/fixed lines: +4 p.p. y-o-y to 29% Increased contribution from Internet & Pay TV revenue: 2P&3P/BB: +2 p.p. y-o-y to 57% 35.5% Latam 21.7% Brazil 14.5% flat Arg. 23.4% +2.9p.p. Chile 28.4% +2.6p.p. Peru +3.6p.p. +1.1p.p. Col. 22.4% +3.0p.p. Internet & Pay TV rev/ Total rev (9M 10) y-o-y growth 16 Latam Retail Fixed Accesses y-o-y growth Sep-10 24.5 -2.6% Line evolution ('000) Accesses (m) Q3 09 -283 9M 09 -122 Q3 10 -58 9M 10 -536 7.2 Sep-10 +13.9% Net adds ('000) Accesses (m) Net adds ('000) Q3 09 -48 9M 09 237 Q3 10 267 9M 10 756 x3.2 Retail fixed line accesses stabilization driven by enhanced quality and focus on bundles: Positive trend in traditional fixed accesses excluding fixed wireless performance 66% of wireline accesses on bundles Churn reduction on improved quality TELEFONICA LATAM

Brazil: Gaining momentum across businesses 17 Sustained commercial activity... ....gradually flowing into financials Similar levels of fixed line and FBB net adds on Q2, positive traditional net adds for 7 month in a row OIBDA Revenue FBB Traditional lines -69 -61 -147 +59 +163 -149 +173 +64 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 +42 +165 45 500 9M 10 Net adds (000) TELESP Q3 09 Q4 09 Q1 10 -13.5% -16.1% -14.3% -5.8% -3.8% -1.4% Commercial recovery Q2 10 -0.5% Q3 10 -6.0% +2.4% Financials (y-o-y in local currency) VIVO Financials Net adds up 53% vs. 9M 09, with strong focus in contract (x3.2) Solid financials, acceleration across all metrics vs. H1 10 Data revenue explosion (+70% y-o-y in l.c.) on innovative and high quality offer Robust OIBDA margin, up y-o-y, despite commercial activity and focus on contract -12.1% -339 22 9M 09 Revenue turnaround in Q3 with a better OIBDA performance H1 10 (y-o-y in l.c.) 9M 10 (y-o-y in l.c.) TELEFONICA LATAM Total Contract Contract weight y-o-y increase Net adds Customer y-o-y growth 57.7 m Sep-10 +18.2% 1.7 Q3 10 0.7 6.0 2.3 9M 10 x2.1 x3.8 +7.8% +9.1% Total Rev. Serv. Rev. +8.4% OIBDA +7.2% +9.0% +7.3% +0.2 p.p. OIBDA Margin +0.0 p.p.

TELEFÓNICA LATAM

Good performance in key operations

Mexico

- **Robust customer growth** (+13.6% y-o-y) **driven by contract** segment (+53.0% y-o-y)
- **MSR grew** 6.4% y-o-y **in 9M 10 on strong contract performance** and despite a weaker evolution in prepay
- **Strengthened position in MBB after recent acquisition of spectrum**

Venezuela

- **Lower commercial activity** y-o-y on limited availability of handsets
- **Solid financials** despite devaluation
- **Robust service revenues** (+22.0% y-o-y) pushed by data services (+49.6% y-o-y)
- **Improved OIBDA margin** vs. H1 10: 46.8% vs. 45.1%

PERU

- **6% customer growth on FBB and mobile**
- **Top line acceleration** driven by sound performance in mobile
- **OIBDA y-o-y growth turning positive** in Q3 10 & 9M 10

Argentina

- **Stable traditional fixed accesses & strong growth in FBB** (+17.3% y-o-y)
- **Robust revenue increase** (+17.2% y-o-y) driven by the acceleration of MSR and FBB
- **Healthy OIBDA margin** at 35.3%, improving from H1 10

Chile

- **Flat accesses in wireline business** driven by FBB and Pay TV
- **Strong mobile customer growth**, focus in contract (30% of total)
- **Sequential improvement in revenue** for 3rd quarter in a row

COLOMBIA

- **Sequential growth in total accesses** for the 3rd consecutive quarter
- **Positive top line growth in Q3 in both businesses**

Financial variations in local currency

Telefónica, S.A
Investor Relations

Telefónica 18

TELEFÓNICA EUROPE

T.Europe: Sound financials driven by commercial momentum

Accesses
(Sep-10; y-o-y growth)

Organic


+13.8%
Incl HanseNet
+5.8%
55.3 m
Total Accesses
+5.5%
45.9 m
Total Mobile
+8.7%
22.2 m
Mobile Contract
+46.2%
>8.5 m
Mobile Broadband

- **Continued focused customer growth:**
  - Maintained commercial push on targeted growth
  - 48% of mobile base on contract (+1 p.p. y-o-y)
  - Strong increase in MBB penetration to 19% of mobile base (+5 p.p. y-o-y)
  - Best smartphone portfolio/selection

Revenue
(y-o-y growth)

Organic ex MTR
Organic


+3.0%
+3.2%
+5.4%
+6.5%
+6.4%
+1.4%
+1.1%
+1.7%
+3.2%
+3.7%
9M09
FY09
Q1 10
H1 10
9M10

- **Sound organic revenue growth, delivered from our diversified portfolio:**
  - Robust non-P2P SMS revenues, up 28.4% y-o-y in 9M 10 in organic terms on increased smartphone and dongle adoption
  - Handsets sales up 21.0% y-o-y organic in 9M 10

9M 10 Profitability
(y-o-y growth in comparable terms)


+2.5%
OIBDA
+14.0%
OpCF

- **Stable margin and ramp up in OpCF:**
  - OIBDA margin at 26.1% in 9M 10 (0.4 p.p. lower y-o-y in comparable terms) despite increased commercial investment
  - **HanseNet integration ahead of schedule,** accelerating restructuring plans (Q3 10 charge)

Organic growth: assumes constant exchange rates and excludes the consolidation of HanseNet (since mid February) and Jajah (January September), Manx T. in Q3 09 and the capital gain from its disposal in Q2 10 (€61 m). CapEx excludes spectrum acquisition in Germany (€1,379m). HanseNet and Manx T. customers are also excluded.
Comparable growth: organic evolution and excluding one-offs affecting OIBDA: Restructuring costs (€42m in 9M09; €228m in 9M 10), USO (€6m in 9M09; €1m in 9M 10), T-Mob settlement (€39m in 9M09) and real estate disposals in the Czech Republic (€13m in 9M09).

Telefónica, S.A
Investor Relations
Telefónica
19

T.O2 UK: Mobile Internet boosting customer lifetime value Profitability (local currency; y-o-y comparable growth) Targeted investment in high value base: Increased upgrading activity in Q3 10 (+19.3% y-o-y) Market leading contract churn at 1.1% in 9M 10 20% of mobile base in 9M 10 on MBB Total revenue growth acceleration to 5.6% y-o-y in 9M 10: Ramp-up in MSR driven by growth in non-P2P SMS revenue: +35% y-o-y in l.c. to 33% of data revenues (+6 p.p. y-o-y) Handset sales up 9.7% y-o-y in l.c. driven by higher demand for smartphones Q3 10 OIBDA impacted by higher number of upgrades: Higher commercial costs supporting MBB adoption to drive data revenue growth 24 months contracts 20 Comparable: Exclude €28 m restructuring charge in Q3 09. Ex-MTRs 9M 10 25.7% OIBDA OIBDA margin +0.1 p.p. comparable y-o-y change Mobile service revenue (local currency, y- o-y growth) Q3 10 9M 10 4.9% 9.3% 6.3% 8.3% Reported TELEFONICA EUROPE Sep-10 Customers Jun-10 Sep-10 34% 41% +4.8% +10.4% Contract Total Mobile customer KPIs y-o-y change Contract net adds/total Q3 10 67%

TELEFÓNICA EUROPE

T.O2 Germany: Solid financials, acceleration of HanseNet integration

Customer Base
(y-o-y growth)


Sep-10 Mobile base
+8.0%
+7.9%
Total
Contract
Mobile Net Adds
1.1 m
9M 10

Revenue
(y-o-y organic growth)


Contributions to growth
+7.2%
-1.0 p.p.
+2.7 p.p.
+3.3 p.p.
+2.2 p.p.
9M 10
Voice
Non-P2P SMS
Handsets
Fixed & Others

Profitability
(comparable y-o-y growth)


OIBDA
+9.5%
+9.5%
Q3 10
9M 10
OIBDA margin
(ex-restructuring)
24.5%
23.8%
+1.2 p.p.
+0.5 p.p.
Q3 10
9M 10

Comparable y-o-y change

- **Enhanced commercial activity:**
  - Solid positioning in MBB
  - 48% of customer base on contract, stable y-o-y
  - Q3 10 prepay mobile net adds (+5.8% y-o-y)
  - Strong push in FBB net adds y-o-y (+68.3% in Q3)

- **Solid organic revenue increase on the back of:**
  - Sustained ramp up in service revenue growth (+3.6% y-o-y in Q3 10: +0.9 p.p. q-o-q) driven by contract segment and data
  - Non-P2P SMS revenue up 34% y-o-y in 9M 10 to 41% of data revenues (+6 p.p. y-o-y)
  - Strong fixed line sales (+10.1% y-o-y organic in 9M 10)
  - Handset sales growth deceleration in Q3 10 due to annualization of My Handy (Q2 09 introduction)

- **Profitable growth:**
  - HanseNet dragging 1.2 p.p. of 9M 10 OIBDA margin
  - Cumulative OpCF close to 3x higher y-o-y in comparable terms
- **HanseNet integration ahead of schedule:**
  - Pay back of restructuring costs in 2 years

Organic growth: excludes the consolidation of HanseNet in January-September 2010 and the acquisition of additional spectrum.
Comparable: organic evolution and excluding restructuring costs (Q3 10: €202 m and € 7 m in Q3 09).

Telefónica, S.A
Investor Relations

Telefónica

21

GROUP FINANCIAL EXPENSES AND DEBT

Leverage ratio within target range after Brasilcel acquisition

Net Financial Debt Evolution


€ in millions
1.9x
OIBDA
43,551
-5,110
+612
+3,740
+5,170
+6,540
Includes pending payments on Brasilcel acquisition
2.4x
OIBDA
54,504
Net Fin. Debt Dec-09
FCF Post- Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Sep-10

Financing activity YTD


€ in billions
Average debt life 6.0 years
8.0
5.4
1.7
Bank lending
Bonds
LatAm & public entities

Strong liquidity position


Sep-10
€ in billions
6.4
12.0
Includes undrawn amount on new syndicated to cover pending payments on Brasilcel acquisition
Cash & cash equivalents & Current financial assets
Undrawn Credit lines

- Leverage target, including commitments, within target range (2.4x OIBDA)
- Good access to market: € 5 bn facility on Brasilcel acquisition & € 3 bn refinancing facility plus bond issues in €, $ and £
  - Average debt life of our total debt standing at 6 years
- Contained financial expenses at 5% benefiting from floating exposure positioning

Leverage ratio: Dec-09: calculated based on FY09 figure, excluding results on the sale of fixed assets. Sep-10: 9M 10 annualised excluding results on the sale of fixed assets and includes 100% of Vivo's OIBDA for 9M 10.
Financial expense rate excluding the transfer of the difference in market value of our stake in BBVA from equity to financial results, which continues to be registered as financial investments available for sale.

Telefónica, S.A
Investor Relations
Telefonica
22

Summary 23 Sound financial performance across the P&L leveraging our differentiated profile Continued strength in revenue growth capitalizing on our diversification Strong commercial push with profitability showing sequential stabilization Driving MBB adoption and investing in growth projects to further boost revenue growth Strong cash-flow generation Robust financial position, with leverage ratio in line with Company guidance 2010 and 2012 outlook reiterated Prioritizing shareholder returns, with DPS in line with previously outlined targets Solid earnings momentum GROUP FINANCIALS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 11th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer